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[LOGO] Triad
       HOSPITALS, INC.                                                  NEWS

================================================================================
                                                           FOR IMMEDIATE RELEASE


Triad Investor Contacts:                      Triad Media Contact:
Deborah Little                                Patricia G. Ball, Ed. D.
Investor Relations Coordinator                Vice President, Marketing & PR
972-701-2259                                  972-789-2719

Laura Baldwin                                 Quorum Media Contact:
Treasury Manager                              Shea Davis
972-789-2736                                  Vice President, Corporate
                                              Communications
                                              615-371-4737
Quorum Investor Contact:
Michael Wiley
Vice President, Corporate and Investor Relations
615-371-4735


       TRIAD HOSPITALS ANNOUNCES AGREEMENT TO ACQUIRE QUORUM HEALTH GROUP
           Creates $3 Billion Hospital Company Focused on Small Cities

Dallas, TX, and Brentwood, TN, October 19, 2000-Triad Hospitals, Inc. ("Triad") (Nasdaq: TRIH) and Quorum Health Group, Inc. ("Quorum") (Nasdaq: QHGI) jointly announced today that they have signed a definitive agreement for Triad to acquire Quorum for approximately $2.4 billion in cash, stock and the assumption of debt. The transaction will create the third-largest investor' owned hospital company in the United States, with 53 hospitals, 14 ambulatory surgery centers, and 9,479 licensed beds, and a leading hospital company focused on small cities and mid-sized markets.

Under the terms of the agreement, Quorum shareholders will receive $3.50 in cash and 0.4107 shares of Triad common stock for each outstanding share of Quorum stock. The transaction will be tax-free to Quorum shareholders with respect to the stock portion of the consideration. Based on Triad's October 18, 2000 closing price of $30.75, the transaction represents $16.13 per Quorum share. Triad shareholders will collectively own approximately 51% and Quorum shareholders will collectively own approximately 49% of the pro forma diluted shares outstanding.

The Boards of Directors of both Triad and Quorum have unanimously approved the proposed transaction, which is subject to customary conditions, including Quorum and Triad shareholder


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approval and antitrust clearance. The transaction is also conditioned upon
Triad's receipt of a private letter ruling from the Internal Revenue Service that the transaction will not alter the tax-free nature of Triad's spin-off from HCA in May 1999 and is conditioned upon the receipt of necessary financing. Merrill Lynch & Co. has committed, subject to customary conditions, to underwrite the entire $1.7 billion of debt needed to fund the cash purchase price and the refinancing of existing debt. The transaction is expected to be completed in the first half of 2001.

James D. Shelton, chairman and CEO of Triad, said, "Quorum has an attractive group of assets that fit well with our market strategy and offer us excellent opportunities going forward. We are excited about the opportunity to work with the Quorum facilities, their employees, and the communities they serve. We remain committed to finding ways for physicians to be involved in the strategic direction of their hospitals and believe that strong physician relations will continue to be the cornerstone of our success."


"Both Triad and Quorum view healthcare as a local business which, when supported by centralized resources, offers exceptional service to physicians and patients. Additionally, both are values-driven companies with similar corporate cultures, and when you combine those attributes with the complementary geographic locations of operations at both companies, it makes for a good fit, "said James
E. Dalton Jr., president and CEO of Quorum. "I've known Denny Shelton for years and respect him and the organization he and his senior management have established at Triad."

"I believe the combination of Triad and Quorum will greatly benefit both companies, the hospitals they own, and the communities they serve, "said Russ Carson, chairman of the board of Quorum, and general partner, Welsh, Carson, Anderson & Stowe. Welsh, Carson has agreed to vote its shares in favor of the transaction and to convert its $150 million convertible bond into Quorum shares prior to the closing of the transaction. After the closing of the transaction, Welsh, Carson will own approximately 11% of the pro forma diluted shares outstanding.

Russ Carson and James E. Dalton Jr., currently members of Quorum's board, will join the Triad Board of Directors upon consummation of the transaction, with Triad's board being increased to 12 members at that time.

The proposed transaction is expected to be non-dilutive to reported earnings per share in the first year and accretive thereafter. The transaction is expected to be significantly accretive on a cash earnings per share basis in all years.

Merrill Lynch & Co. acted as financial advisor to Triad with respect to the transaction and issued a fairness opinion to its Board of Directors. Goldman Sachs & Co. acted as financial advisor to Quorum with respect to the transaction and issued a fairness opinion to its Board of Directors.

You are cordially invited to participate in a conference call to discuss this transaction today, Thursday, October 19, at 9:00 a.m. Eastern Time, 8:00 a.m. Central Time. Interested parties should call 1-913-981-5522, conference code 671409 to participate in the call. This conference call will be simulcast on the Internet via the Triad website at www.triadhospitals.com and the Quorum website at www.QuorumHealth.com. A recorded replay of the conference call will be available for seven days by calling 1-719-457-0820, also conference code 671409.


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________________________________________________________________________________

This press release contains forward-looking statements based on current management expectations. Numerous factors, including those related to market conditions and those detailed from time-to-time in the Company's filings with the Securities and Exchange Commission, may cause results to differ materially from those anticipated in the forward-looking statements. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially.

Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

All references to "Company", "Triad", and "Triad Hospitals, Inc. "as used throughout this document refer to Triad Hospitals, Inc. and its affiliates.


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                    Triad and Quorum -- Selected Statistics



                                    Triad                Quorum                     Combined Company
Hospitals                           31                   22                         53
Licensed Beds                       4,835                4,644                      9,479
Revenues (millions)*                $1,261               $1,763                     $3,024
Employees                           15,900               20,600                     36,500
Headquarters                        Dallas, TX           Brentwood, TN              Dallas, TX
Number of States                    12                   9                          17

* Last twelve months ended June 30, 2000; pro forma to include acquisition of Denton and Greenbrier hospitals.



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                                (Press Release)


Triad Hospitals, Inc. and Quorum will be filing joint proxy statements / prospectuses and other relevant documents concerning the proposed merger with the U.S. Securities and Exchange Commission. Investors are urged to read the proxy statement / prospectus when it becomes available and any other relevant information about the proposed merger. Investors should read the proxy statement / prospectus before making any voting or investment decisions. Investors will be able to obtain the documents free of charge at the SEC's website, www. sec.gov, and at the SEC public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on public reference rooms. In addition, documents filed with the SEC by Triad may be obtained free of charge by contacting Triad.